UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended _____June 30, 2023___________

CWS Investments Inc.

(Exact name of issuer as specified in its charter)

Virginia	880822121
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

5242 Port Royal Rd #1785, North Springfield, VA 22151

(Full mailing address of principal executive offices)

703-988-2054

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

CWS Investments Inc. (The “Company”) is a Virginia based corporation formed on February 22, 2022. The Company is offering $75,000,000 in Series A Redeemable Preferred Membership Units (“Preferred Shares”) at an offering price of $10 per share. The Offering is being conducted pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings. The offering will terminate on the earlier of 12 months from the date the offering circular was qualified by the Securities and Exchange Commission (“SEC”) (which date may be extended for an additional two years in the Company’s sole discretion) or the date when all Preferred Shares have been sold. The Offering Circular was qualified by the SEC on July 13, 2022, and the Company filed a Post Offering Statement on June 30, 2023 to extend the offering past the July 13, 2023 termination date

The Company acquires and manages real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties. The Company purchases performing and non-performing (distressed) promissory notes, lines of credit, and land installment contracts secured by real property at a significant discount to their unpaid principal balances and to their current and future market values. The Company also provides short-term business purpose loans to real estate investors on single family and small multi-family assets. Business purpose loans are utilized to help balance the Company’s portfolio and generate cash flow. The Company typically only invests in first mortgages but may opportunistically invest in second mortgages and lease options. Management believes the rise in mortgage rates and the decrease in home sales has led to a reduction in the number of mortgages issued and therefore could have a negative impact on future operations.

Operating Results

The Company recognized interest income on its performing mortgage loans and business purpose loans for the six months ended June 30, 2023 (the “Current Operating Period”). The Company was not able to recognize income for the six months ended June 30, 2022 (the “Prior Year Operating Period”) due to the Prior Year Operating Period preceding the date of SEC Qualification when the Company could start business operations to generate revenue.

The Company recognized rental revenue during the Current Operating Period related to its three multi-family apartment buildings located in Rutland, VT which were acquired during the last week of 2022.

Operating losses for the Current Operating Period totaled $702,327 and were primarily driven by personnel expenses of $681,769, mortgage loan expenses of $58,034 and real estate expenses of $97,372.

Liquidity and Capital Resources

As of June 30, 2023, the Company has raised $16,083,080 through the issuance of 1,608,308 Series A Preferred Shares with an initial stated value of $10 per share. During the same period, the Company issued 73,413 Bonus Shares. The Company does not have any debt obligations at this time and does not plan to acquire debt in the near future.

The Company notified the SEC on February 2, 2023 of the intent to offer Class B, C, and D Securities through a Regulation D 506c offering (“Reg D 506c”). As of June 30, 2023, the Company has raised $850,000 by issuing 85,000 Series A Preferred Shares through the Reg D 506c offering. During 2023, the Company signed an Engagement Agreement to have MIT Associates LLC “MIT” as the exclusive financial advisor and lead placement agent in connection with Reg D 506c solicitation equity offering of Series A Preferred Shares. The Company engaged FactRight LLC to perform a due diligence assessment in connection with the Engagement Agreement with MIT. The due diligence report issued by FactRight LLC will be used by MIT as supplemental material during discussions with potential investors.

The Company submitted a Post Offering Statement for qualification on June 30, 2023 to extend the Offering for another twelve month period beginning July 14, 2023.

The net amount funded by Ownership as of June 30, 2023 is $222,000 and is shown in the Balance Sheet as a component of additional paid-in capital. Current operations are being funded by capital raised from the issuance of Series A Preferred Shares.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity or capital expenditures that are material to an investment in our securities.

Trend Information

As a result of macro events including the recent US Downgrade on its credit rating, inflation, and mortgage rates above 6%, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results and capital-raising efforts.

During the first six months of 2023, we have seen an increase in the number of loans for sale on the secondary market. The total number of loans traded is down slightly because of current bid/ask pricing spreads between the sellers and the buyers.

We are unable to quantify the impact these events may have on the Company at this time. As of June 30, 2023, the Company’s portfolio of loans has not been significantly impacted. However, we may experience adverse effects in the performance of our performing loans because of economic conditions. Our cash flow may be negatively impacted by a large number of performing loans becoming non-performing. A material impact on cash flow could hinder our ability to pay monthly distributions to investors.

Item 2. Other Information

The Company changed its broker-dealer of record from Dalmore Group, LLC to MIT. The company intends to pay selling commissions to MIT, as more fully set forth in the Post Offering Statement.

On May 2, 2023, Christopher Seveney, as the sole shareholder of the common stock, granted Lauren Wells, the Chief Strategy Officer and a member of the Board of Directors of CWS Investments, Inc., 250,000 restricted shares of common stock, par value $0.001 per share, of the Company (“Restricted Stock”), in connection with her service as an Officer of the Company and a member of the Board. The Restricted Stock vests on February 22, 2026.

Effective April 17, 2023, Securities Transfer Corporation (“STC”) will take over transfer agent duties from VStock Transfer, LLC, pursuant to a Customer Agreement, dated April 17, 2023.

Item 3. Financial Statements

The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles (“GAAP”) in the United States. In the opinion of Management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A – “Expenses of Offering”. The deferred offering costs are charged to stockholders’ equity.

CWS Investments Inc.

Balance Sheets

	As of June 30, 2023	As of December 31, 2022
	(unaudited)	(audited)
ASSETS
Residential mortgage loans, held-for-sale, net	$2,811,949	$1,963,271
Business purpose loans, held-for-investment	3,123,555	-
Other real estate owned, held-for-sale net (building and land)	79,900	-
Real estate property, net (building and land)	529,575	434,378
In-place Lease Intangible Assets	5,500	37,500
Cash and Cash Equivalents	3,775,096	2,292,583
Interest Receivable	49,683	13,391
Contribution Receivable	1,297,270	11,000
Other Receivables	72,214	16,160
Prepaid Expenses	51,507	52,895
Due From Related Parties	8,218	11,598
Cash surrender value of life insurance policies	5,942	-
Furniture and Equipment, Net	5,801	6,553
Total Assets	11,816,210	4,839,329

LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Accounts Payable	$31,868	$87,798
Credit Card Obligations	125,317	173,157
Refundable Tenant Security Deposits	2,500	-
Accrued Liabilities	25,820	56,275
Total Liabilities	185,505	317,230

Commitments and Contingencies
Series A Preferred Stock, 1,681,721 and 695,142 Shares at Redemption Value	16,083,080	6,601,630

Stockholders’ Deficit
Common Stock 1,000,000 Shares Authorized, 1,000,000 Shares Outstanding; Zero Par Value Per Share	-	-
Additional Paid-in Capital	-	-
Accumulated Deficit	(4,452,375)	(2,079,531)
Total Stockholders’ Deficit	(4,452,375)	(2,079,531)
TOTAL LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$11,816,210	$4,839,329

CWS Investments Inc.

Statements of Operations

	For the Six Months Ended June 30, 2023	From Inception (February 22, 2022) to June 30, 2022
	(unaudited)	(unaudited)
REVENUES
Residential Mortgage Loans:
Interest Income	$133,540	$-
Late Fees and Other	10,783	-
Business purpose loans
Interest Income	121,392	-
Rental Revenue	40,884	-
Other Revenue	21,527	-
Total Revenues	328,126	-

OPERATING EXPENSES
General and Administrative	884,137	103,172
Amortization	32,000	-
Depreciation	6,828	209
Mortgage Loan Expenses	58,035	-
Real Estate Property Expenses	91,295	-
Total Operating Expenses	1,072,295	103,381

OTHER INCOME
Gain on Sale of Real Estate Property	41,842	-
Total Other Income	41,842	-
LOSS BEFORE TAXES	(702,327)	(103,381)
Income Tax Expense	-	-
NET LOSS	$(702,327)	$(103,381)
Series A Preferred Stock Dividends	(482,649)	-
NET LOSS AVAILABLE TO COMMON STOCKHOLDER	$(1,184,976)	$(103,381)

CWS Investments Inc.

Statements of Cash Flows

	For the Six Months Ended June 30, 2023	From Inception (February 22, 2022) to June 30, 2022
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(702,327)	$(103,381)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Furniture and Equipment: Accumulated Depreciation	751	209
Real Estate Property: Accumulated Depreciation	6,077	-
In-place Lease Intangible Assets: Accumulated Amortization	32,000	-
Gain on Sale of Mortgage Loans	(41,842)	-
Purchase of Business Purpose Loans, Held-for-Investment	(3,003,555)	-
Purchase of Residential Mortgage Loans, Held-for-Sale	(1,297,344)	-
Loan Costs	(30,546)	-
Increase in Value of OREO	(13,900)	-
Principal from Sale of Residential Mortgage Loans, Held-for-Sale	127,763	-
Principal Payments on Residential Mortgage Loans, Held-for-Sale	124,134	-
Principal from Payoff of Residential Mortgage Loans, Held-for-Sale	83,159	-
Changes in Operating Assets and Liabilities
Contribution Receivable	(1,286,270)	-
Other Receivables	(56,054)	-
Prepaid Expenses	1,388	(750)
Due From Related Parties	3,380	-
Interest Receivable	(36,292)	-
Cash Surrender Value of Life Insurance Policies	(5,942)	-
Credit Card Obligations	(47,840)	-
Refundable Tenant Security Deposits	2,500	-
Accrued Liabilities	(30,455)	-
Accounts Payable	(55,930)	27,267
Net Cash Used in Operating Activities	(6,227,145)	(76,655)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Furniture and Equipment	-	(7,512)
Real Estate Property Capital Improvements	(101,275)	-
Net Cash Used in Investing Activities	(101,275)	(7,512)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series A Preferred Shares	9,633,950	-
Redemption of Series A Preferred Shares	(134,200)	-
Contributions from Common Stockholder	-	224,000
Distributions to Common Stockholder	-	-
Offering Costs	(1,206,168)	(108,974)
Distributions to Preferred Stockholders	(482,649)	-
Net Cash Provided by Financing Activities	7,810,933	115,026

Net Increase in Cash and Cash Equivalents	1,482,513	30,859
Cash and Cash Equivalents, Beginning of the Period	2,292,583	-
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$3,775,096	$30,859

CWS Investments Inc.

Statement of Changes in Stockholders’ Deficit

From Inception (February 22, 2022) to June 30, 2023

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at Inception (February 22, 2022)	$-	$-	$-	$-	$-
Issuance of Common Stock	-	-	224,000	-	224,000
Offering Costs	-	-		(108,974)	(108,974)
Net Loss	-	-		(103,381)	(103,381)
Balance at June 30, 2022 (unaudited)	$-	$-	$224,000	$(212,355)	$11,645
Issuance of Common Stock	-	-	120,000	-	120,000
Issuance of Series A Preferred Shares	6,601,630	-	-	-	6,601,630
Reclassification of Preferred Stock at Redemption Value	(6,601,630)	-	-		(6,601,630)
Offering Costs	-	-	(89,044)	(1,087,936)	(1,176,980)
Distributions to Preferred Stockholders	-	-	(132,956)		(132,956)
Distributions to Common Stockholder	-	-	(122,000)	-	(122,000)
Net Loss	-	-		(779,240)	(779,240)
Balance at December 31, 2022 (audited)	$-	$-	$-	$(2,079,531)	$(2,079,531)
Issuance of Common Stock	-	-	-	-	-
Issuance of Series A Preferred Shares	9,633,950	-	-	-	9,633,950
Reclassification of Preferred Stock at Redemption Value	(9,472,950)	-	-		(9,472,950)
Redemption of Series A Preferred Shares	(161,000)			18,300	(142,700)
Offering Costs	-	-	-	(1,206,168)	(1,206,168)
Distributions to Preferred Stockholders	-	-	-	(482,649)	(482,649)
Net Loss	-	-	-	(702,327)	(702,327)
Balance at June 30, 2023 (unaudited)	$-	$-	$-	$(4,452,375)	$(4,452,375)

CWS Investments Inc.

Exhibits Index

(link with cross reference)

Item 4. Exhibits

2.1	Certificate of Incorporation, CWS Investments Inc., dated February 22, 2022
2.2	Bylaws, with amendments, of CWS Investments, Inc., dated March 31, 2022
4.1	Form of Subscription Agreement
6.1	Loan Full Collection Servicing Agreement, Madison Management Services, LLC, dated October 26, 2022
6.2	Loan No-Collections Servicing Agreement, Madison Management Services, LLC, dated October 26, 2022
6.3	Software and Services License Agreement, STC, dated March 17, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments Inc.

Date: 9/26/23	By:	Christopher Seveney
		Name:	Christopher Seveney
		Title:	President and CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

//Christopher Seveney//	President, CEO, CFO and	9/26/23
Christopher Seveney	Chairman of the Board of Directors

//Lauren Wells//	Vice President, Investor Relations & Strategy,	9/26/23
Lauren Wells	Member at Large

Jeffrey Laroche	Member at Large	9/26/23
Jeffrey Laroche

//Alan Belniak//	Member at Large	9/26/23
Alan Belniak